30 Shelter Rock Road    Danbury, CT 06810      Tel: (203) 797-2699   Fax: (203) 797-2697

December 8, 2006

Angela Crane, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Electro Energy, Inc. Form 10-KSB for the year ended December 31, 2005 Form 10-QSB for the quarter ended September 30, 2006 File Number 0-51083

Dear Ms. Crane:

        The following is the response, including supplemental information, to the comment of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 1, 2006 (the “Comment Letter”) with respect to the filing by Electro Energy, Inc. (the “Company”) of the above-referenced Form 10-KSB and Form 10-QSB. The response set forth herein is numbered to correspond to the numerical paragraph in the Comment Letter. Supplemental information contained herein is based upon information and/or documentation provided by the Company.

Form 10-QSB for the quarter ended September 30, 2006
Note 10. Asset Purchase, page F-20

1.	Please refer to prior comment 3. We have reviewed your response and the documents provided concerning management’s determination of a fair value of $2.04 per share for value of the consideration shares issued as part of the asset purchase on April 5, 2006. We note that the Estimated Fair Value of Securities Issued, prepared by Chartered Capital Advisors, was not prepared contemporaneously with the transaction, but rather on August 2, 2006, more than five months following the transaction. As a result, this document does not appear to provide better evidence of the fair value of your common stock at that date than its quoted market price of $3.70 per share. Please advise. Furthermore, we note that on the valuation date, you also completed a private placement of senior convertible notes with a conversion price of $3.80. Please bridge management’s determination of a fair value per share of $2.04 to this private placement.

Ms. Angela Crane
Securities and Exchange Commission
December 8, 2006

Response:
Although the Chartered Capital Advisors (“CCA”) report was issued on August 2, 2006, subsequent to the April 5, 2006 asset purchase date (the “Valuation Date”), it reflects fair value as of the Valuation Date (see the cover, Preface, Overview, and Fair Value of Stock sections of the CCA report, previously supplied as an attachment to our correspondence, dated November 10, 2006). By way of explanation, the stock that was the subject of the CCA valuation (the “Stock”) consisted of 5,750,000 restricted, unregistered shares that, once issued to the seller of the assets, were deemed to be held by an insider and affected by a number of other factors that would adversely affect their value. The Stock was equivalent to approximately one-third of the issued and outstanding stock of EEI prior to the asset purchase date. Based on the daily trading volume of EEI and SEC limitations, it would take years to sell the Stock in the marketplace. The contemporaneously available draft of what became FAS 157 regarding fair value measurements indicated that “the fair value of restricted securities be estimated using the quoted price of an otherwise identical unrestricted security, adjusted for the effect of the restriction.”[1] CCA applied a 45% illiquidity discount to the quoted price of EEI on the Valuation Date based on a benchmark for similar transactions—discounts paid in transactions involving private investments in public companies (“PIPEs”). The valuation analysis is described in the CCA report. Publicly available data on PIPE transactions is contained in Table 3 of the CCA report and indicates that investors purchasing or contemplating the purchase of large blocks of unregistered stock require a discount from market price because such investors do not have the ability to promptly liquidate their holdings. This ability is a basis for the pricing of free-trading EEI shares that are bought and sold in small quantities by retail investors. Moreover, because of the downtrend that was evident in EEI stock (the stock peaked at $14.50 on 12/31/04 and closed at $3.70 on the Valuation Date) and depicted in Figure 1 of the CCA report, it is likely that any investor purchasing a large block of stock that could not readily be resold would require a significant discount from market price to protect the investor against downside risk. Also, note that, despite increased revenues and improved financial condition of the Company since the Valuation Date, the EEI stock price has fallen below the CCA estimate of the fair value of the Stock as of the Valuation Date. This rationale is further explained by the correspondence from CCA dated December 6, 2006, which we have attached supplementally to this response letter.

We respectfully submit that, based upon the CCA report, there is no inconsistency in the sale of convertible notes on the Valuation Date with a conversion price of $3.80, which differed from the $2.04 estimate of the fair value of the Stock. Further, the conversion price was heavily negotiated with the note holders and reflects the fact that it is customary for convertible debt to be issued at a conversion premium over the public stock price at the issuance date.

1   Proposed Statement of Financial Accounting Standards: Fair Value Measurements, (Norwalk: Financial Accounting Standards Board, 2004), p. iii

Ms. Angela Crane
Securities and Exchange Commission
December 8, 2006

If you have any questions, or require any further assistance with respect to the foregoing, please do not hesitate to call me at 203-797-2699, or Duane L. Berlin, Esq. of Lev & Berlin, PC, counsel to the Company, at 203-838-8500.

Very truly yours,

/s/ Timothy E. Coyne
Timothy E. Coyne
Chief Financial Officer

cc:	Duane L. Berlin, Esq. Lev & Berlin, PC

CHARTERED CAPITAL ADVISERS, INC.
145 FOURTH AVENUE
NEW YORK, NEW YORK 10003
(212) 505-9743 • (212) 533-9680 FAX

December 6, 2006

Mr. Michael E. Reed
Chief Executive Officer
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, CT 06810

Re: SEC Letter Dated December 1, 2006

Dear Mr. Reed:

        I have reviewed the letter cited above. As a valuation expert, I am comfortable that the price that we used in our valuation analysis to value Electro Energy, Inc. (“EEI” or the “Company”) stock as of April 5, 2005 (the “Valuation Date”)—$2.04 per share—was appropriate for valuation purposes. Please consider the following:

•	As is generally the case, our report was issued subsequent to the Valuation Date, but it reflects fair value as of the Valuation Date (see the cover, Preface, Overview, and Fair Value of Stock sections of our report).
•	The stock that was the subject of our valuation (the “Stock”) consisted of 5,750,000 shares that were restricted, unregistered, held by insiders, and affected by a number of other factors that would adversely affect their value. The Stock was equivalent to approximately one-third of the issued and outstanding stock of EEI prior to the transaction. Based on the daily trading volume of EEI and SEC limitations, it would take years to sell the Stock in the marketplace. The contemporaneously available draft of what became FAS 157 on fair value measurements indicated that “the fair value of restricted securities be estimated using the quoted price of an otherwise identical unrestricted security, adjusted for the effect of the restriction.”[1] CCA applied a 45% illiquidity discount to the quoted price of EEI on the Valuation Date. This discount is based on a benchmark for similar transactions that is commonly used by valuators—discounts paid in transactions involving private investments in public companies (PIPE’s). Our analysis is described in our report, based on data contained in Table 3 of our report. The Company’s historical experience has been consistent with publicly available data on PIPE transactions—that investors purchasing or contemplating the purchase of large blocks of unregistered stock require a discount from market price. Such investors do not have the ability to promptly liquidate their holdings that is a basis for the pricing of free-trading EEI shares that are bought and sold in small quantities by retail investors. Moreover, because of the downtrend that was evident in EEI stock (the stock peaked at $14.50 on 12/31/04, closed at $3.70 on the Valuation Date, and closed at $1.63 on 12/6/06) and depicted in Figure 1 of our report, it is likely that any investor purchasing a large block of stock that could not readily be resold would require a significant discount from market price to protect the investor against downside risk. We are familiar with the investors who received the Stock, and regard them to be cognizant of the risks associated with companies such as EEI. Also, note that, despite increased revenues and improved financial condition since the Valuation Date, the EEI stock price has fallen below our estimate of the fair value of the Stock as of the Valuation Date.

1   Proposed Statement of Financial Accounting Standards: Fair Value Measurements, (Norwalk: Financial Accounting Standards Board, 2004), p. iii

Chartered Capital Advisers, Inc.

Mr. Michael E. Reed
December 6, 2006

•	We see no inconsistency that the Company sold convertible notes as the Valuation Date with a conversion price of $3.80, which differed from our $2.04 estimate of the fair value of the Stock. It is customary for convertible debt to be issued at a conversion premium over the public stock price at the issuance date. Such premiums, in our experience as financial advisors and valuation experts, are often 50% to 100%, which is not inconsistent with our estimate of the fair value of the Stock.

        Please feel free to contact me if you require additional information.

Yours truly,

CHARTERED CAPITAL ADVISERS, INC.

/s/ Ronald G. Quintero
Ronald G. Quintero, CPA, CFA, ABV Managing Director